UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

As announced on July 30, 2026, on July 29, 2026, PMA Nano Carbon Technology Pte. Ltd (“PMA”), a subsidiary of the Company, entered into a non-binding strategic cooperation framework agreement (the “MOU”) with Meal Though Seasons HK Limited (“MTHK”), a company incorporated in Hong Kong, relating to the application of PMA’s graphene thermal management technology to facility agriculture temperature control and anti-freezing or thermal insulation, low-temperature drying and deep processing of agricultural products, cold-chain anti-freezing constant temperature and preservation auxiliary applications, and joint product research and development. The MOU recorded that the parties might opt to further explore cooperation plans including equity investment, joint ventures and mergers and acquisitions. The transaction announced today represents the progression of that cooperation into an equity transaction.

The MOU remains non-binding, does not constitute a revenue-generating contract, creates no binding revenue commitments or financial obligations, and does not guarantee any future commercial results, operational outcomes or financial performance. As at the date of this announcement, no definitive commercial agreement has been entered into between PMA and MTHK pursuant to the MOU, and the cooperation contemplated by the MOU has not generated any revenue.

The transaction

On August 11, 2026, the Company entered into a stock purchase agreement (the “SPA”) to acquire the entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands (the “Target Company”), with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), the Target Company and MTHK, for an aggregate consideration of US$510,000,000, payable in full in securities of the Company. The Target Company holds the entire issued share capital of MTHK. Based on information provided by the Sellers, which the Company has not independently verified, MTHK is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses.

The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

The consideration was determined by arm’s-length negotiation between the Company and the Sellers, having regard to a financial forecast prepared and provided by the Sellers (the “Financial Forecast”). The Company has not obtained an independent valuation of the Target Company or a fairness opinion in respect of the consideration. The financial information in respect of the Target Company and MTHK provided to the Company to date is unaudited. The Company and the Sellers have agreed that the reference price of US$1.00 per Class A Ordinary Share is a contractual reference agreed between the parties and is not to be construed as a representation as to the fair value or fair market value of the Class A Ordinary Shares for any purpose.

The Notes

The Notes will be unsecured, will not bear interest and will have no fixed maturity date, and will rank pari passu with the Company’s other present and future unsecured and unsubordinated obligations. The Notes are convertible into Class A Ordinary Shares at a fixed conversion price of US$1.00 per share, subject to the conditions summarized below.

The principal amount of the Notes is divided into three equal annual performance tranches, each corresponding to one of the three financial years covered by the Financial Forecast. A tranche becomes eligible for conversion only if the net profit after tax of the Target Company and its subsidiaries for the corresponding financial year reaches an agreed minimum threshold by reference to the Financial Forecast, as determined by the Company, and only after the Company has issued a written conversion eligibility notice in respect of that tranche. A tranche that does not meet the applicable threshold remains outstanding but is not convertible, and a failure in one financial year is not cured by performance in a later financial year. In addition, no conversion may be effected to the extent that, immediately afterwards, the relevant holder together with its affiliates would hold total voting rights exceeding 24% of the total voting rights attaching to the Company’s outstanding share capital on a fully diluted basis.

The issuance of the Consideration Shares, and the issuance of any Class A Ordinary Shares upon conversion of the Notes, will result in significant dilution to the Company’s existing shareholders.

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Closing and conditions

Closing of the transaction is scheduled to occur on or before August 31, 2026, subject to the satisfaction or waiver of the conditions set out in the SPA, which include the completion by the Company of due diligence to its reasonable satisfaction and the submission of the required Listing of Additional Shares notification to The Nasdaq Stock Market LLC (“Nasdaq”) under Nasdaq Listing Rule 5250(e)(2) without objection from Nasdaq within the applicable notice period. If closing has not occurred on or before October 31, 2026, either the Company or the Sellers’ representative may terminate the SPA in accordance with its terms. The Company gives no assurance that the transaction will be completed, or that it will be completed within the expected timeframe.

Further information and securities law matters

As disclosed in the Company’s annual report on Form 20-F, the Company, as a foreign private issuer, has elected to follow Cayman Islands home country practice in lieu of certain Nasdaq corporate governance requirements as permitted by Nasdaq Listing Rule 5615(a)(3), including the shareholder approval requirements of Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d). Accordingly, the Company has not convened a general meeting of shareholders to approve the transaction.

The Consideration Shares, the Notes and any Class A Ordinary Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are being issued outside the United States to persons who are not U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The securities will bear restrictive legends and are subject to transfer restrictions, including a one-year distribution compliance period. This announcement is for information purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

In addition to the Regulation S transfer restrictions described above, the SPA further provides for a contractual lock-up restriction pursuant to which, during the Lock-Up Period (as defined in the SPA), each Seller is prohibited from selling, transferring, hedging or otherwise disposing of the Shares constituting Share Consideration held by it during the Lock-Up Period, subject to limited customary exceptions for transfers to Affiliates or by operation of law where the transferee assumes the lock-up obligations. The Conversion Shares are not subject to the lock-up restriction.

The foregoing descriptions of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Press Release

On August 12, 2026, the Company issued a press release announcing the transactions described herein, a copy of which is furnished as Exhibit 99.1 hereto (the “Press Release”).

Forward-Looking Statements

This Report on Form 6-K and the Press Release contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the closing of the SPA and the NPA, the issuance of shares and the Notes, the approval of Nasdaq with respect to the transactions contemplated by the SPA, the NPA, the issuance of shares and the Notes, the conversion of the Notes, and the expected timeframe of the closing of the transaction. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Exhibits.

Exhibit No.	Description
10.1*	Stock Purchase Agreement by and among the Company, Hongs Smart Limited and Yapjianhuei Smart Limited dated August 11, 2026
99.1	Press release dated August 12, 2026 issued by the Company

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: August 12, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

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